Exhibit 99.8

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

American Lithium Corp. ("American Lithium" or the “Company”)

Suite 1507 - 1030 West Georgia St.

Vancouver, B.C. V6E 2Y3

Item 2:	Date of Material Change

May 11, 2021

Item 3:	News Release

A news release announcing the material change was issued on May 11, 2021, (the “News Release”) through GlobeNewswire and a copy was subsequently filed on SEDAR. The statements in the News Release under the heading “Cautionary Statement Regarding Forward Looking Information” are incorporated into this report.

Item 4:	Summary of Material Change

On May 11, 2021, American Lithium and Plateau Energy Metals Inc. (“Plateau”) jointly announced the completion of the acquisition by American Lithium, of all of the issued and outstanding common shares of Plateau (the “Plateau Shares”) by way of a statutory plan of arrangement under the provisions of the Business Corporations Act (Ontario) (the “Arrangement”).The Arrangement became effective as of 12:01 a.m. (Toronto time) on May 11, 2021 (the “Effective Time”), resulting in Plateau becoming a wholly-owned subsidiary of American Lithium.

Under the terms of the Arrangement, among other things, each holder of Plateau Shares received 0.29 of a common share of American Lithium (each whole share, an “American Lithium Share”) and 0.145 of a common share purchase warrant of American Lithium (each whole warrant an “Exchange Warrant”) for each Plateau Share held immediately prior to the Effective Time. Each whole Exchange Warrant will entitle the holder to acquire one American Lithium Share at a price of $3.00 until May 11, 2024.

Each existing common share purchase warrant of Plateau outstanding on the Effective Time will, upon the exercise thereof on or after the Effective Time in accordance with its terms, entitle the holder to acquire 0.29 of an American Lithium Share and 0.145 of an Exchange Warrant for each Plateau Share the warrant holder would have been entitled to acquire prior to the closing of the Arrangement. Existing Plateau stock options will be exchanged for an option to acquire from American Lithium the number of American Lithium Shares equal to the product of: (A) the number of Plateau Shares subject to such Plateau stock option immediately prior to the effective date of the Arrangement multiplied by (B) 0.29 of an American Lithium Share for each Plateau Share. Each restricted share unit and deferred share unit of Plateau vested immediately prior to the Effective Time and was exchanged for one Plateau Share and the holders thereof participated in the Arrangement as Plateau shareholders. Pursuant to the Arrangement, American Lithium acquired 127,213,511 Plateau Shares, representing 100% of the outstanding Plateau Shares.

In connection with the Arrangement, Plateau and American Lithium have issued to Bedrock Capital Corporation (“Bedrock”) and Axemen Resource Capital Ltd. (“Axemen”), respectively, a finder’s fee.

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Item 5.1:	Full Description of Material Change

On May 11, 2021, American Lithium and Plateau jointly announced the completion of the Arrangement which became effective as of 12:01 a.m. (Toronto time) on May 11, 2021, resulting in Plateau becoming a wholly-owned subsidiary of American Lithium.

Under the terms of the Arrangement, among other things, each holder of Plateau Shares received 0.29 of an American Lithium Share and 0.145 of an Exchange Warrant for each Plateau Share held immediately prior to the Effective Time. Each whole Exchange Warrant will entitle the holder to acquire one American Lithium Share at a price of $3.00 until May 11, 2024. American Lithium will use commercially reasonable efforts to list the Exchange Warrants as soon as practicable following closing of the Arrangement.

Each existing Plateau Share purchase warrant will, upon the exercise thereof on or after the Effective Time in accordance with its terms, entitle the holder to acquire 0.29 of an American Lithium Share and 0.145 of an Exchange Warrant for each Plateau Share the warrant holder would have been entitled to acquire prior to the closing of the Arrangement. Existing Plateau stock options will be exchanged for an option to acquire from American Lithium the number of American Lithium Shares equal to the product of: (A) the number of Plateau Shares subject to such Plateau stock option immediately prior to the effective date of the Arrangement multiplied by (B) 0.29 of an American Lithium Share for each Plateau Share. Each restricted share unit and deferred share unit of Plateau vested immediately prior to the Effective Time and was exchanged for one Plateau Share and the holders thereof participated in the Arrangement as Plateau shareholders. Pursuant to the Arrangement, American Lithium acquired 127,213,511 Plateau Shares, representing 100% of the outstanding Plateau Shares.

American Lithium delisted the Plateau Shares from the TSX Venture Exchange at the close of business on May 18, 2021. American Lithium has also caused Plateau to apply to the relevant securities regulators for Plateau to cease to be a reporting issuer.

In connection with the Arrangement, Plateau issued to Bedrock, a finder’s fee equal to $600,625 payable in cash and 2,666,666 Plateau Shares and the Company issued to Axemen a finder’s fee equal to $200,000 payable in cash and 867,882 American Lithium Shares. The American Lithium Shares issued to Axemen are subject to a four month hold from the applicable date of issuance. The finder’s fees have been approved by the TSX-Venture Exchange.

Item 5.2:	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

No information was omitted.

Item 8:	Executive Officer

Simon Clarke, Chief Executive Officer.
Tel: (604) 428-6128

Item 9:	Date of Report

May 21, 2021

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Cautionary Statement Regarding Forward Looking Information

This material change report contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. These include statements regarding the intent of American Lithium and Plateau (the “Companies”), or the beliefs or current expectations of the officers and directors of the Companies post-closing of the Arrangement. Forward-looking statements in this material change report include, but are not limited to, statements regarding anticipated benefits of the Arrangement, TLC, Falchani and Macusani Uranium (the “Projects”), listing of the Exchange Warrants and any statements regarding the business plans, expectations and objectives of the Companies. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although the Companies believe that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since the Companies can provide no assurance that such opinions and expectations will prove to be correct.

All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: the Companies' ability to achieve their stated goals as a result of the Transaction; the estimated costs associated with the advancement of the Projects; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, the Companies or others to attempt to reduce the spread of COVID-19 could affect the Companies, which could have a material adverse impact on many aspects of the Companies’ businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact Plateau’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the Companies’ potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; risks related to the certainty of title to the properties of the Companies, including the status of the “Precautionary Measures” filed by Plateau’s subsidiary Macusani Yellowcake S.A.C. (“Macusani”), the outcome of the administrative process, the judicial process, and any and all future remedies pursued by Plateau and its subsidiary Macusani to resolve the title for 32 of its concessions; risks regarding the ongoing Ontario Securities Commission regulatory proceedings; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which the Companies operate; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of the Companies’ shares and could negatively affect the Companies’ ability to raise capital and may also result in additional and unknown risks or liabilities to the Companies. Other risks and uncertainties related to prospects, properties and business strategy of Plateau and American Lithium are identified, respectively, in the “Risks and Uncertainties” section of Plateau’s Management’s Discussion and Analysis filed on January 19, 2021, in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on January 29, 2021, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. Neither of the Companies undertakes any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Plateau Concessions

Thirty-two of Plateau’s 151 concession are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to the 32 of the concessions invalid due to late receipt of the annual validity payment. Plateau successfully applied for injunctive relief on 32 concessions in a Court in Lima, Peru and the grant of the Precautionary Measures (Medida Cautelar) has restored the title, rights and validity of those 32 concessions to Macusani until a final decision is obtained in at the last stage of the judicial process. If Plateau does not obtain a successful resolution of Processes, Macusani’s title to the concessions could be revoked.